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                                               Commission File Number: 000-10849
                                        Subject Company: Allegiant Bancorp, Inc.

                   Filed by National City Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant
                          to Rule 14a-12 of the Securities Exchange Act of 1934.





(TO BE POSTED ON GATEWAY)


FEDERAL RESERVE, ALLEGIANT SHAREHOLDERS APPROVE MERGER
03/24/04--Two important steps have been completed in preparation for the merger between National City and Allegiant Bancorp. The Federal Reserve granted its approval on March 15, and the shareholders of Allegiant approved the merger at a special shareholders meeting on March 19. The transaction is expected to close on or about April 9, 2004. Following Fed approval, Allegiant employees were notified about how the merger will affect their job status. Some conversion activity will begin in April, culminating the weekend of July 30 with the conversion of operational systems, including deposit and lending systems. Conversion of Allegiant human resources systems will occur at year-end 2004.

In connection with the proposed transaction, a registration statement on Form S-4 and an amended registration statement on Form S-4/A, containing the final proxy statement/prospectus related to the proposed merger, were filed with the SEC. Additionally, the final proxy statement/prospectus and form of proxy were sent to Allegiant shareholders on March 20, 2004. Shareholders of Allegiant are encouraged to read the registration statement, as amended, and the final proxy statement/prospectus because they contain important information about the proposed merger. Copies of these filings are available at no cost on the SEC's website at www.sec.gov or on National City Corporation's website at www.nationalcity.com.